•	EX-99.1.
POSCO Chief Staff Officer, Mr. Choi, Jong-Tae owned 1,573 shares of POSCO stock.
•   Total Number of shares owned by Mr. Choi, Jong-Tae as of February 22, 2008: 1,573 shares